Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

December 3, 2010

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") of
Sun Life Assurance Company of Canada (U.S.) ("Depositor" or “Sun Life”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4
(the "Registration Statement")
File Nos. 811-05846 & 333-168741

Commissioners:

The above-captioned Registration Statement was filed with the Securities and Exchange Commission ("SEC") on August 11, 2010, for the purpose of registering an indefinite number of flexible payment deferred annuity contracts (the "Contracts") to be used in connection with retirement and deferred compensation plans. Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) was filed on October 29, 2010, to respond to SEC Staff comments on the Registration Statement.

The purpose of this correspondence is to respond to follow-up comments on Pre-Effective Amendment No. 1 made by the SEC Staff in a telephone conversation on December 2, 2010. The comments suggest changes in the prospectus disclosure to clarify the sections entitled “Investment Adviser Authorization” and “Short-Term Trading.”

In response to the Staff’s comments on Pre-Effective Amendment No. 1, Registrant has revised the prospectus disclosure under “Investment Adviser Authorization.” Registrant has also revised the prospectus disclosure under “Short-Term Trading” in response to Staff comments on another Sun Life Registration Statement (File No. 333-168710), which are equally applicable to Pre-Effective Amendment No. 1.

For the convenience of the Staff, Registrant has attached copies of the prospectus disclosure specifically addressing each of the comments received.

At this time, Registrant updates the acceleration request made in the transmittal letter that accompanied Pre-Effective Amendment No. 1, so that Registrant may make an oral request for acceleration to December 7, 2010, or as soon thereafter as reasonably practicable. If the Staff deems the revised disclosure responsive to the comments and accelerates the Pre-Effective Amendment based on that revised disclosure, then Registrant represents that the revisions shown in the attached pages will be made in the definitive prospectus filed pursuant to Rule 497 under the Securities Act of 1933.

Please direct all questions and comments to the undersigned at (781) 263-6402, or to Patrice M. Pitts, Esquire, of Sutherland Asbill & Brennan at (202) 383-0548.

Respectfully yours,

/s/Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Steven Roth, Esquire
Patrice M. Pitts, Esquire
Rebecca A. Marquigny, Esquire

Investment Adviser Authorization

Investment Advisory Services

Some Contract Owners may choose to engage their own investment adviser to provide advice regarding the allocation of their Account Value, and to forward instructions regarding the allocation of their Account Value. If you engage an investment adviser to provide advice or to make transfer requests on your behalf, such investment adviser is acting solely on your behalf (not on our behalf) with respect to such activities. This is true even if the investment adviser is a firm or person (or affiliated broker-dealer of a firm or person) contracted by us to sell the Contract. We do not offer advice about how to allocate your Account Value. We do not review, approve, or assume responsibility for any recommendations your investment adviser makes, any investment models or asset allocation programs your adviser chooses for you, or any specific transfers your adviser makes on your behalf.

Your investment adviser may make transfer requests under your annuity Contract only if specifically authorized by you under a written power of attorney, or similar documentation, which has been received at our mailing address shown on the first page of this Prospectus. (See “Requests for Transfers” under “Transfer Privilege.”) If your investment adviser has this authority, we deem that you have authorized all such transaction requests made by your investment adviser with respect to your Contract. Any written, telephone, or electronic transfer request made by a duly-authorized investment adviser will be deemed received on the day we receive it, provided that such request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m.

You must contact us immediately if you revoke such authority. We will not be responsible for acting on instructions from your investment adviser until we receive notification of the revocation of such person’s authority. We may, at any time, impose restrictions upon, or refuse to honor instructions from, your investment adviser. For example, we may refuse to process transfer requests by an investment adviser, if we determine that the investment advisor is engaged in a pattern of short-term trading. We will provide you with written notification of any restrictions imposed, and we will notify you immediately if we refuse to process a transfer request. Currently, we only permit investment advisers who are also the registered representative on the Account to transmit transfer requests using the electronic trading functionality that is available, through our website (www.sunlife.com/us) to registered representatives who are affiliated with broker-dealer firms that have entered into selling agreements with us and who agree to our online terms of use. (For more information about the electronic transfer service, see “Request for Transfers.”)All transfer and trading restrictions set forth under “Transfer Privilege” apply to your investment adviser. You should be aware that certain transfer requests, whether made by you or by someone on your behalf, may result in the modification or cancellation of your living benefit, as described more fully under “Cancellation of the Benefit,” “DESIGNATED FUNDS,” and “BUILD YOUR OWN PORTFOLIO.”

Investment Advisory Fees

Any fee that is charged by your investment adviser is in addition to the fees and expenses that apply under your Contract. It is your responsibility to understand the advisory services provided by your investment adviser and the advisory fees charged for those services. It is also your responsibility to arrange for the payment of the advisory fee charged by your investment adviser. Some investors may authorize the withdrawal of amounts directly from their account to pay for the advisory fee. We are not a party to the agreement you have with your investment adviser, and do not verify whether amounts withdrawn from your Account Value, including amounts withdrawn to pay for the investment adviser’s fee, are within the terms of your agreement with your investment adviser. You will, however, receive confirmations of transactions, including withdrawals, that affect your Contract.

Please be aware that, if you authorize the withdrawal of amounts from your Account Value to pay for the advisory fee (or other fees outside of the Contract), such withdrawals will be treated as partial withdrawals under your Contract. As described more fully under “Partial Withdrawals,” a partial withdrawal can have many consequences, particularly for the death benefit and for Sun Income Advisor. You should consult your registered representative before deciding to take such withdrawals. As with any withdrawal from your Contract, you may incur adverse tax consequences upon the deduction of an advisory fee from your Contract. You should consult a qualified tax professional regarding the tax treatment of all withdrawals, including those made in conjunction with the payment of advisory fees or other fees from your Contract.

You should be aware that any withdrawals, including withdrawals made to pay advisory fees, may significantly reduce any death benefit and may reduce, or even eliminate, your living benefit. Accordingly, you should refer to the more detailed discussions of the death benefit and Sun Income Advisor that appear elsewhere in this Prospectus (and in Appendix B) for information about the effects that withdrawals will have on those benefits.

Short-Term Trading

The Contracts are not designed for short-term trading. If you wish to employ such strategies, do not purchase a Contract. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Participants and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Participants or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to the Participants. Short-term trading can increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to limit the number and frequency of transfers of Account Value. The Company also reserves the right to charge a fee for transfers to discourage frequent trading. In no event will the total charge assessed in connection with a transfer, that includes this fee as well as any charge that we may assess on a permitted transfer of Account Value among Sub-Accounts (see “Permitted Transfers,” above), exceed the maximum fee per transfer presented in the table of “Fees and Expenses” in this Prospectus.

Short-term trading activities whether by the Participant or a third party authorized to initiate transfer requests on behalf of Participant(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under “Permitted Transfers,” such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed) and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. We impose additional administrative restrictions on third parties that engage in transfers of Account Values on behalf of multiple Participants at one time. Specifically, we limit the form of such large group transfers to fax or mail delivery only, require the third party to provide us with advance notice of any possible large group transfer so that we can have additional staff ready to process the request, and require that the amount transferred out of a Sub-Account for each Participant be equal to 100% of that Participant's value in the Sub-Account. In the last situation, we will not transfer any of the Sub-Account value. Instead, we will deem the request not in good order and immediately notify you.

We will provide you written notification of any restrictions imposed.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund, in the following instances:

●	when a new broker of record is designated for the Contract;

●	when the Participant changes;

●	when control of the Contract passes to the designated beneficiary upon the death of the Participant or Annuitant;

●	when necessary in our view to avoid hardship to a Participant; or

●	when underlying Funds are dissolved, merged, or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Participants to certain risks. The short-term trading could increase costs for all Participants as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies. We uniformly apply the short-term trading policy and the permitted waivers of that policy to all Contracts. If we did not do so, some Participants could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.